NEWS RELEASE

ANTELOPE-1 WELL DRILL STEM TEST CONFIRMS
EXTENDED GAS COLUMN

January 22, 2008 -- InterOil Corporation (IOL:TSX) (IOC:US NYSE Alternext) (IOC:POMSoX) announced that it has successfully drilled an additional 295 feet of reservoir and flowed natural gas at a rate of 13.1 million standard cubic feet per day (MMSCFPD) from a 210 feet interval at the current base of the Antelope-1 well in Papua New Guinea.

Highlights:

•	Drilled and cored 295 feet lower in the reservoir, with gas confirmed by logging and testing, establishing a new gas column of 2,300 feet (701 meters).
•	A 210 feet (64 meter) interval was tested by DST#1 between 7,861 feet (2,396 meters) and TD (total depth) at 8,071 feet (2,460 meters) in Antelope-1 and produced gas at a rate of 13.1MMSCFGD.
•	No formation water was indicated in the test supporting wireline log analysis which indicated gas to TD.
•	The net pay over the 2,300 foot logged interval, increased to 2,077 feet giving a net to gross of 90% with an average porosity of 8.8%.
•	This initial drill stem test (DST#1) was programmed to test the lowest reservoir for water. Evaluation of the main sections of the reservoir will be completed following further drilling.

Based on confirmation by logs and DST#1 of a continuous gas column from the top of the reservoir to the current depth, InterOil plans to deepen the well a further 820 feet to approximately 8,892 feet.  Further objectives are to locate and test the lowest limit of hydrocarbons in the reservoir and to penetrate a lower anomaly identified on seismic data.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

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InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Cairns Qld, Australia
Phone:  +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning drilling activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release